Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended September 30,
	2018	2017
Income from continuing operations before income taxes	$908	$541
Add (deduct):
Fixed charges	157	147
Capitalized interest	(2)	(1)
Amortization of capitalized interest	6	6
Equity in earnings related to equity method investees	(25)	(19)
Distributions from investments in affiliates	24	14
Adjusted earnings	$1,068	$688
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$134	$125
Capitalized interest	2	1
Portion of rents representative of the interest factor	21	21
Total fixed charges	$157	$147
Ratio of earnings to fixed charges	6.8	4.7